UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant’s name into English)

1 rue Hildegard Von Bingen, L-1282 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of 2022 Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders of the Company

Atento S.A. (the “Company”) held its 2022 Annual General Meeting of Shareholders (the “Annual Meeting”) and Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”, and together with the Annual Meeting, the “Meetings”) on June 29, 2022 at the office of Alter Domus at 15 Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg. A total of 11,728,239 of the Company’s ordinary shares, representing approximately 80.89% of the ordinary shares outstanding and eligible to vote and constituting a quorum, were voted at the Meetings.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, as follows:

  Approval of the audited 2021 Annual Accounts

Decision to approve the audited annual accounts of the Company for the financial year ended on December 31, 2021 (the “2021 Annual Accounts”), with 11,713,904 votes in favor, 2,180 votes against and 12,155 abstentions.

  Approval of the Audit Report in relation to the 2021 Annual Accounts

Decision to approve the audit report of the Company with respect to the 2021 Annual Accounts prepared by Deloitte Audit in their capacity as independent auditor (réviseur d’entreprises agréé) of the Company with 11,713,924 votes in favor, 2,160 votes against and 12,155 abstentions.

  Allocation of results – decision to bring forward the profit made by the Company in relation to the 2021 financial year

Decision to bring forward the profit made by the Company in relation to the 2021 financial year in an aggregate amount of two million seven hundred forty-four thousand one hundred seven euro and ninety-seven cents (EUR 2,744,107.97) to the next financial year, with no specific allocation to legal reserve as it is already fulfilled in the right percentage, with 11,713,904 votes in favor, 2,180 votes against and 12,057 abstentions.

4.	Discharge of the members of the Board of Directors of the Company in relation to the 2021 financial year

Decision to grant full discharge (quitus) to all the members of the Board in function during the 2021 financial year for the performance of their respective mandates for, and in connection with, the financial year ended on December 31, 2021, with 11,706,662 votes in favor, 3,404 votes against and 18,173 abstentions.

  Approval of the audited 2021 Consolidated Accounts

Decision to approve the audited consolidated accounts of the Company for the financial year ended on December 31, 2021 (the “2021 Consolidated Accounts”) with 11,711,211 votes in favor, 4,866 votes against and 12,162 abstentions.

  Approval of the Management Consolidated Report in relation to the 2021 Consolidated Accounts

Decision to approve the management consolidated report of the Company with respect to the 2021 Consolidated Accounts, with 11,711,191 votes in favor, 4,886 votes against and 12,162 abstentions.

  Approval of the Audit Report in relation to the 2021 Consolidated Accounts

Decision to approve the audit report of the Company with respect to the 2021 Consolidated Accounts prepared by Deloitte Audit in its capacity as independent auditor (réviseur d’entreprises agréé) of the Company with 11,711,191 votes in favor, 4,886 votes against and 12,162 abstentions.

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  Renewal of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors, of the Company

Decision to renew, with immediate effect, the mandate of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo as class II directors of the Company for a period expiring at the annual general meeting of shareholders to be held in 2025, with 11,535,730 votes in favor, 180,042 votes against and 12,467 abstentions.

  Acknowledgement of the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and approval, confirmation and, to the extent necessary, ratification of (i) the co-optation, with effect as of May 24, 2022, of Mr. Anil Bhalla as class I director of the Company as adopted by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024

Decision to acknowledge the resignation, with effect as of May 24, 2022, of Mr. David Garner as class I director of the Company and to approve, confirm and ratify (i) the co-optation of Mr. Anil Bhalla, as class I director of the Company and with effect as of May 24, 2022, made by the Board during its meeting held on May 24, 2022 and (ii) his appointment for a period expiring at the annual general meeting of shareholders to be held in 2024 with 11,714,816 votes in favor, 1,210 votes against and 12,213 abstentions.

  Appointment of Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024

Decision to appoint Mr. Akshay Shah as class I director of the Company for a period expiring at the annual general meeting of shareholders to be held in 2024, with 11,660,175 votes in favor, 50,763 votes against and 17,301 abstentions.

11.	Approval of the 2022 annual aggregate maximum amount of the remuneration of the members of the Board in their capacity as such

Decision to approve the annual aggregate maximum amount of the remuneration of the members of the Board for the year ending December 31, 2022 in their capacity as such amounting to a maximum of nine hundred and twenty six thousand US Dollars (US$ 926,000) of which three hundred and fifty one thousand US Dollars (US$ 351,000) will be paid in cash, and five hundred seventy five thousand US Dollars (US$ 575,000) will correspond to equity compensation (to be paid in shares of the Company), granted pursuant to the existing incentive plan of the Company or subsequent incentive plans of the Company, as may be disclosed from time to time by the Company in its filing with the SEC or at any general meeting of the Company; with 11,704,724 votes in favor, 4,118 votes against and 19,398 abstentions.

12.	Delegation of powers

Authorisation to and empowerment of any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi, acting individually and severally with power of substitution, on behalf of the Company, to file the 2021 Annual Accounts and 2021 Consolidated Accounts with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), as well as the appointment of directors Mr. López-Abadía, Mr. Payne and Mr. Camargo and to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the filing of any tax returns in relation to the 2021 Annual Accounts and 2021 Consolidated Accounts and the renewal, respectively, or the confirmation of the mandates of directors of the Company) with 11,704,724 votes in favor, 4,118 votes against and 19,397 abstentions.

The Company’s shareholders approved the items submitted for approval at the Extraordinary Meeting, as follows:

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1.	Renewal of the Board of Directors’ authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of this EGM and the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period

Decision to renew the Board of Directors’ authorization to issue ordinary shares within the limit of the authorized share capital during a period of five years starting from the date of publication of the resolutions of the EGM and to renew the authorization granted to the Board of Directors to suppress or limit any preferential subscription rights of the existing shareholders for the same period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations), after having heard the report of the Board of Directors prepared in accordance with Article 420-26 (5) of the Luxembourg law on commercial companies, as amended, as well as to amend article 6.2 of the Articles of Association of the Company to reflect this renewal; with 11,529,493 votes in favor, 190,725 votes against and 8,021 abstentions.

2.	Renewal of the Board of Directors’ authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves to certain employees

Decision to renew the Board of Directors’ authorization to allocate existing shares of the Company without consideration or to issue new shares paid up out of available reserves (the so-called Bonus Shares) to certain employees for a period of five years starting from the date of publication of the deed resolving upon such renewal in the Luxembourg Official Gazette (Recueil Electronique des Sociétés et Associations), as well as to amend article 6.4 of the Articles of Association of the Company to reflect this renewal, with 11,521,136 votes in favor, 188,415 votes against and 18,688 abstentions.

3.	Delegation of powers

Authorisation to and empowerment of any director of the Company, Ms. Virginia Beltramini Trapero, Ms. Estibaliz Medina Urturi, acting individually and severally with power of substitution, on behalf of the Company, to execute, deliver and perform any action or formality deemed necessary or useful in relation to the implementation and filing as required of the above resolutions (including, but not limited to, the publications and filings of the resolutions) with 11,522,021 votes in favor, 185,596 votes against and 20,622 abstentions.

Resignation of Class III director

On June 30th 2022 Antonio Viana-Baptista submitted to the Company’s board of directors notice of his resignation from his position as a Class III director of the Board, with such resignation to be effective immediately. Mr. Viana’s resignation was not due to any disagreement relating to the Company’s operations, policies or practices.

A copy of the press release issued by the Company on June 30, 2022 announcing the outcome of the Meetings and the resignation of Mr. Viana is attached hereto as Exhibit 99.1 and incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATENTO S.A.

/s/ Carlos López-Abadía

Carlos López-Abadía

Chief Executive Officer

Date: June 30, 2022

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Exhibit 99.1 – Press Release

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Annual and Extraordinary Shareholders’ Meeting of Atento, S.A. held in Luxembourg in June 29th 2022 with 80.89% participation – Akshay Shah is elected as member to the board

Antonio Viana resigns as director on June 30th 2022

New York, 30 June, 2022 - Atento S.A. (NYSE: ATTO, “Atento” or the “Company”), one of the largest providers worldwide and the leading company in customer relationship services and business process outsourcing (CRM / BPO) in Latin America, announces its Annual Shareholders Meeting was held in Luxembourg in June 29th 2022, immediately followed by an Extraordinary Shareholders’ Meeting (jointly, the “Annual Meetings”). 80.89% of the Company’s share capital excluding treasury shares participated in the Annual Meetings.

The Company’s shareholders approved each of the items submitted for approval at the Annual Meeting, including in particular the appointment of Akshay Shah as Class I director, immediately effective and for a period expiring at the annual general meeting of shareholders to be held in 2024, the renewal of Mr. Carlos López-Abadía Rodrigo, Mr. Robert William Payne and Mr. Antenor Camargo, as class II directors, of the Company for a period expiring at the annual general meeting of shareholders to be held in 2025 and the ratification of the recent appointment by cooptation of Mr. Anil Bhalla as class I director for a period expiring at the annual general meeting of shareholders to be held in 2024. In addition, other ordinary matters were also approved including the individual and consolidated annual accounts of the Company for the financial year ended on December 31, 2021 and the allocation of results.

The complete list of resolutions and results of the votes on each of them is published in the Investor Relations section of our website: Atento - Financials - SEC Filings

Likewise, on June 30th 2022 Antonio Viana-Baptista submitted to the Company’s board of directors notice of his resignation from his position as a Class III director of the Board, with such resignation to be effective immediately. Mr. Viana’s resignation was not due to any disagreement relating to the Company’s operations, policies or practices.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (“CRM BPO”) services in Latin America, and among the top providers globally. Atento is also a leading provider of nearshoring CRM BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs approximately 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM BPO services through multiple channels. Atento’s clients are mostly leading multinational corporations in industries such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento’s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2019, Atento was named one of the World’s 25 Best Multinational Workplaces and one of the Best Multinationals to Work for in Latin America by Great Place to Work®. Also, in 2021 Everest named Atento as a star performer. Gartner named the company as a leader for two years in a row, since 2021 in the Gartner Magic Quadrant. For more information visit www.atento.com

Media Relations

press@atento.com